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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwestern Mutual Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 300, 611 E. Wisconsin Ave.
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer O'Leary (414) 665-2542
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Suite 1800, 100 East Wisconsin Ave.	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/4/13

OATH OR AFFIRMATION

I, Jennifer O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwestern Mutual Investment Services, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J O'Leary
Signature

Treasurer/FINOP
Title

Leah Lewandoski 2-11-13
Notary Public

LEAH LEWANDOSKI NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northwestern Mutual Investment Services LLC

Statement of Financial Condition
December 31, 2012

AVAILABLE FOR PUBLIC

pwc

pwc

Northwestern Mutual Investment Services LLC

Statement of Financial Condition
December 31, 2012

AVAILABLE FOR PUBLIC

Independent Auditor's Report

To the Board of Directors and Member of
Northwestern Mutual Investment Services, LLC:

We have audited the accompanying financial statement of Northwestern Mutual Investment Services, LLC (a wholly-owned subsidiary of the Northwestern Mutual Life Insurance Company) (the "Company"), which is comprised of the statement of financial position as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, 100 E. Wisconsin Ave., Ste. 1800, Milwaukee, WI 53202
T: (414) 212 1600, F: (414) 212 1880, www.pwc.com/us

pwc

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Northwestern Mutual Investment Services, LLC at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The Company has extensive transactions with its parent and affiliates as disclosed in Note 5 to the financial statement. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
February 11, 2013

Northwestern Mutual Investment Services, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	7,539,890
Due from clearing broker		74,141,765
Deposit with clearing organizations		120,016
Investment securities, at fair value (see Note 3)		37,595,620
Deferred distribution costs (see Note 4)		6,501,694
Prepaid licensing fees		3,746,840
Due from affiliates, net (see Note 5)		4,638,244
Deferred tax asset, net (see Note 6)		72,217,646
Accounts receivable and other assets		3,971,799
Total assets	$	210,473,514
Liabilities and Member's Equity		
Commissions payable	$	12,854,338
Due to Member, net (see Note 5)		984,209
Compensation and benefits payable		2,477,239
Accrued expenses and other liabilities		116,184
Total liabilities		16,431,970
Member's equity		194,041,544
Total liabilities and Member's equity	$	210,473,514

The accompanying notes are an integral part of this financial statement.

1. Organization

Northwestern Mutual Investment Services, LLC (the "Company" or "NMIS") is a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company (the "Member" or "NML"). NML is one of the largest life insurance companies in the United States offering life, annuity and disability insurance products to the personal, business and estate markets.

The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Through its registered financial representatives, NMIS offers mutual funds, stocks, bonds, variable life insurance, variable and group annuities, investment advisory services and other investment products to its clients. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual future results could differ from these estimates and assumptions.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with banks or investments in money market mutual funds.

Investment Securities, at Fair Value

Investment securities primarily relate to holdings in Auction Rate Securities ("ARS"). Investment securities also result from failed execution of client trades, at which time NMIS assumes direct responsibility for them. Failed executions are generally liquidated shortly thereafter. All investment securities are considered to be on a trading basis, whereby they are measured and reported at fair value. See Note 3 for additional disclosures surrounding investment securities.

Fair Value of Financial Instruments
The carrying value of financial instruments other than Investment Securities, which include cash and cash equivalents, receivables and payables approximate their fair value due to the short-term maturities of these assets and liabilities.

3. Investment Securities, at Fair Value

Due to liquidity issues in the ARS market, NMIS extended an offer to NMIS and Northwestern Mutual Wealth Management Company ("NMWMC") clients, to purchase at face value ARS held in their accounts as of September 15, 2008. NMWMC is a limited purpose federal savings bank and a wholly-owned subsidiary of NML and a related party (See Note 5). The ARS are currently not trading in an active market and are valued using the Company's best estimate of fair value using a discounted cash flow model. The discounted cash flow model considers liquidity, the probability of default, the probability of call/auction, the estimated maturity date and the credit quality of the issuer when determining estimated fair value.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. Assets and liabilities measured at fair value can be categorized into three levels based on the reliability of the inputs to the valuation techniques.

Level 1 – Fair value is based on quoted market prices in active markets that are accessible to the Company for identical assets or liabilities.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are corroborated by observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities and other market observable inputs.

Level 3 – Fair value is based on at least one or more significant unobservable inputs.

The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. Categorizations are based in their entirety on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and considers factors specific to the asset or liability, such as the relative impact on the fair value as a result of a particular input.

The Company's investment in securities is the only asset or liability measured at fair value on the statement of financial condition at December 31, 2012. The table below

presents the fair value measurement categories utilized by the Company for its investment in securities.

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
ARS - bonds	$ -	$ -	$ 1,714,099	$ 1,714,099
ARS - preferred stock	-	-	35,691,800	35,691,800
Other	189,721	-	-	189,721
Total Assets	$ 189,721	$ -	$ 37,405,899	$ 37,595,620

The following table presents additional information about investment securities measured at fair value on a recurring basis and for which NMIS has utilized significant unobservable (Level 3) inputs to determine fair value as of the dates indicated.

Balance at January 1, 2012	$ 62,581,313
Total net unrealized gains (losses) (1)	782,336
Purchases	25,000
Tenders	(9,790,500)
Realized losses on tenders	(517,250)
Redemptions, at par value	(15,675,000)
Balance at December 31, 2012	$ 37,405,899

(1) All net unrealized gains are included in the statement of operations and net unrealized gains of $457,458 are related to securities held as of December 31, 2012.

The Company reviews the fair value categories each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain securities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. No reclassifications occurred during the year ended December 31, 2012.

The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement for the asset classes measured at fair value on a recurring basis using significant unobservable inputs (level 3).

	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range	Weighted Average
ARS - bonds	$ 1,714,099	Discounted Cash Flows	Liquidity premium	0.5%	0.5%
			Probability of default	0%-50%	4%
ARS - preferred	$35,691,800	Discounted Cash Flows	Liquidity premium	0.5%	0.5%
			Probability of default	0%	0%

The Company uses a risk free rate of return adjusted for various unobservable inputs to discount estimated cash flows for the ARS securities. The significant unobservable inputs used in the fair value measurement of the ARS are the internally developed discount rate, the probability of default and the probability of call/auction.

The valuation methodology is reviewed by NMIS, NM Capital and NML employees who have various backgrounds including financial reporting, investment management and product line management. The valuation process for Level 3 measurements of ARS is completed on a monthly basis and is designed to subject the valuation of the ARS to an appropriate level of consistency, oversight and review. This review includes an assessment of the discounted cash flow calculation and inputs as discussed above, consideration of recent ARS transactions, overall reasonableness of values, consideration of changes from prior periods and the application of relevant accounting standards.

4. Deferred Distribution Costs

Upon retirement or separation from the Company, certain of the Company's registered financial representatives receive a one-time, lump-sum payment in lieu of actual future commissions to which they may otherwise be entitled over a five year period subsequent to retirement or separation. The Company retains a portion of future commission overrides payable to the successor financial representative up to an agreed-upon annual limit as a means of recovering the deferred distribution costs holdback.

Lump-sum payments are deferred and amortized as commission expense using a straight-line method over five years. The Company is compensated for these distribution costs through both annual asset-based and transaction-based fees. Because the related revenues are earned and recognized over time, the deferral and amortization of these lump-sum payments provides a matching of these expenses with the related revenues. Periodically, the Company reevaluates the current assumption of expected revenues related to the payment of Deferred Distribution Costs and records a valuation allowance when it is probable that those anticipated revenues will be lower than originally estimated. At December 31, 2012, deferred distribution costs reported in the statement of financial condition included $14,700,015 of deferred lump-sum payments, which were reported net of accumulated amortization of $7,749,415 and a valuation allowance of $448,906.

5. Related Party Transactions

A significant portion of the Company's transactions are with NML and its affiliates.

Under the terms of a master services agreement with NMIS, NML provides data processing and other administrative services on behalf of NMIS. The unpaid balance due to NML for these services was $4,305,115 at December 31, 2012 and is reported as due to Member in the statement of financial condition.

Also pursuant to the terms of the master services agreement with NMIS, NML allows NMIS employees to participate in various employee benefit plans sponsored by NML, including bonus, deferred compensation and employee welfare plans. NMIS reimburses NML for its share of the cost of these benefits. NMIS employees are also allowed to participate in various retirement plans sponsored by NML including the Northwestern Mutual Employee Retirement Plan, Northwestern Mutual Healthcare Benefits Plan for Retirees and the Northwestern Mutual Employee Savings Plan. The unpaid balance due to NML for these benefits was $521,145 at December 31, 2012 and is reported as due to Member in the statement of financial condition.

Under the terms of an agreement with NML, NMIS selects, trains and supervises financial representatives who are engaged in the distribution of NML's variable annuity and variable life insurance products. Also pursuant to the terms of the agreement, NMIS provides underwriting and distribution services related to variable annuity and variable life insurance products. The unpaid balance due to NMIS for these services was $2,475,384 at December 31, 2012 and is reported as a reduction of due to Member in the statement of financial condition.

Under the terms of an agreement with NML, NMIS provides NML's independent insurance agents access to the investment products and services offered by the Company. Access is provided only to insurance agents that meet NMIS' registration standards and criteria to be registered representatives with NMIS. The unpaid balance due to NMIS under this agreement was $1,366,667 at December 31, 2012 and is reported as a reduction of due to Member in the statement of financial condition.

Under the terms of a master services agreement with NMWMC, NMIS provides compliance and supervision, research and development, marketing and sales assistance, financial and paymaster services that support NMWMC's trust, investment advisory and financial planning services operations. Due to an amendment to the master services agreement, NMIS ceased providing research and development services to NMWMC effective March 31, 2012. NMIS also provides client solicitation and referral services to NMWMC under the terms of a client procurement agreement with NMWMC. The unpaid balance due to NMIS related to these services was $1,723,369 at December 31, 2012, and is reported as due from affiliates in the statement of financial condition.

Also pursuant to the terms of the master services agreement with NMWMC, NMIS provides systems support, brokerage, custody, recordkeeping and related services for

investment advisory programs sponsored by NMWMC. The unpaid balance due to NMIS related to these services was $1,665,956 at December 31, 2012, and is reported as due from affiliates in the statement of financial condition.

Under the terms of an investment advisory services agreement with NMIS, NMWMC provides NMIS with advisory operations, research and development and communications services. The unpaid balance due to NMWMC related to these services was $371,492 at December 31, 2012, and is reported as a reduction in due from affiliates in the statement of financial condition.

Under the terms of two separate service agreements with NMIS, NMWMC provides NMIS with research and investment advice. The unpaid balance due to NMWMC related to these services was $309,476 at December 31, 2012, and is reported as a reduction in due from affiliates in the statement of financial condition.

Under the terms of a custodial agreement with NMIS, NMWMC provides custodial trust services for individual retirement accounts of NMIS clients. NMWMC further subcontracts certain of these custodial trust services to NMIS. The unpaid balance due from NMWMC related to this agreement was $330,978 at December 31, 2012, and is reported as due from affiliates in the statement of financial condition.

Under the terms of three separate dual employee cost sharing agreement with NMWMC, an employee provides the services required of the Chief Compliance Officer for NMWMC, an employee provides advisory product management services for NMIS and certain employees provide investment trading services to NMWMC client accounts where there is no NMWMC wealth management advisor assigned to service such clients. The net unpaid balance due to NMIS related to these services was $8,167 at December 31, 2012, and is reported as due from affiliates in the statement of financial condition.

Frank Russell Company ("Russell"), a majority-owned subsidiary of NML, pays mutual fund distribution fees to NMIS. The unpaid balance due from Russell for mutual fund distribution fees was $1,590,742 at December 31, 2012, and is reported as due from affiliates in the statement of financial condition.

6. Income Taxes

The Company is organized as a Wisconsin single member limited liability company and is thereby a disregarded entity for federal and state income tax purposes. The Company's taxable income or losses are included in NML's consolidated federal and state income tax returns. Under a written tax-sharing agreement, NML collects from or refunds to the Company income taxes determined as if the Company filed a separate federal income tax return.

During the year ended December 31, 2012, NMIS utilized taxable loss carryforwards of $28,942,028. At December 31, 2012, the Company had remaining taxable losses of $46,548,747, $92,871,022, $23,833,905, $22,562,123 and $21,472,244 originating in

2005, 2006, 2007, 2008 and 2009, respectively, which are available for carryforward to future tax years and will expire in 2025, 2026, 2027, 2028 and 2029, respectively. These tax loss carryforwards give rise to a deferred tax asset of $72,550,814 at the federal income tax rate of 35%.

The Company accounts for deferred tax assets and liabilities, which represent the financial statement impact of cumulative temporary differences between the tax and financial statement bases of assets and liabilities. The significant components of the net deferred tax asset at December 31, 2012 were as follows.

Deferred tax assets:	
Tax loss carryforwards	$ 72,550,814
Investment securities	1,730,436
Employee benefit liabilities	211,989
Gross deferred tax assets	74,493,239
Deferred tax liabilities:	
Deferred transition costs	(2,275,593)
Net deferred tax assets	$ 72,217,646

At December 31, 2012, no valuation allowance has been established for the Company's net deferred tax assets due to cumulative profits earned for the most recent three-year period. This record of cumulative profits and management's business plan showing continued profitability provide sufficient, objectively verifiable positive evidence that NMIS' future tax benefits more likely than not will be realized. Consistent with that judgment, the Company released 100% of the previously recorded valuation allowance against the deferred tax asset.

The Company has no known uncertain tax positions as defined in the accounting standards, and has correspondingly not recorded a related provision at December 31, 2012.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 2% of combined aggregate debit items, as defined. At December 31, 2012, the Company had net capital of $91,810,101, which exceeded the minimum requirement of $250,000 by $91,560,101.

8. Contingencies

NMIS and Pershing, LLC ("Pershing") are parties to a fully disclosed clearing agreement through February 29, 2016 whereby Pershing provides securities execution, clearing and

settlement services for NMIS. Termination of the clearing agreement by the Company during the initial term would result in significant termination fees as provided for in the clearing agreement.

In the normal course of business, securities transactions for NMIS clients are cleared through Pershing. Pursuant to the clearing agreement, Pershing has the right to seek reimbursement from the Company for certain losses that may result from transactions with NMIS clients. The Company's policy is to minimize its exposure to loss through the use of various monitoring and control procedures. No such losses were incurred for the year ended December 31, 2012.

The Company is engaged in various legal actions in the normal course of its operations. The status of these legal actions is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action was probable and the amount of that adverse outcome was reasonable to estimate, a liability would be recorded. No such liabilities were recorded by the Company at December 31, 2012.

Legal actions are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions. Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial position at December 31, 2012.

9. Subsequent Events

The Company has evaluated events subsequent to December 31, 2012 through February 11, 2013, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2012 that requires disclosure or adjustment to the financial statement at that date.

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